AMENDMENT



03053065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
AUG 1 2 2003

SEC FILE NUMBER
8-53396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Creek Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Park Avenue
(No. and Street)

Laguna Beach (City) CA (State) 92651 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith, Lange & Phillips LLP
(Name – *if individual, state last, first, middle name*)

33 New Montgomery Street, #1530 (Address) San Francisco, (City) CA (State) 94105-4510 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul F. Gutierrez, swear (or affirm) that, to the best of my knowledge and belief the accompanying note to financial statement pertaining to the firm of Salt Creek Securities, LLC, as of December 31,2002, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 8 day of August 2003
By Paul F. Gutierrez
Personally known ______ OR produced identification ______ Type of identification produced ______

Notary Public



SEC MAIL PROCESSING
RECEIVED
AUG 1 2 2003
WASH, D.C. 155 SECTION

Signature

PRESIDENT
Title

Yelena Kaushanskaya
Notary Public



YELENA KAUSHANSKAYA
COMM. #1323862
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 5, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Note 8-Exemption from the SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portion of this filing, see section 240.17a-5(e)(3).

SALT CREEK SECURITIES, LLC

Notes to Financial Statements

December 31, 2002

Note 8 - Exemption from the SEC Rule 15c3-3

Salt Creek Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Salt Creek Securities, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection - Reserves and Custody of Security under Rule 15c3-3-paragraph k 2 ii.